May 12, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dorrie Yale

Erin Jaskot

Re:	Aeglea BioTherapeutics, Inc.

Registration Statement on Form S-3

Filed May 1, 2017

File No. 333-217573

Ladies and Gentlemen:

We are submitting this letter on behalf of Aeglea BioTherapeutics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) received by electronic mail on May 10, 2017 relating to the Company’s Registration Statement on Form S-3 (File No. 333-217573) (the “Registration Statement”) filed with the Commission on May 1, 2017 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comment is presented in bold italics.

Registration Statement on Form S-3

Cover Page

1.	It appears that you are relying on General Instruction I.B.6 of Form S-3. If true, please revise your sales agreement prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.

The Company respectfully advises the Staff that it is eligible to register securities on the Registration Statement pursuant to General Instruction I.B.1 because the aggregate market value of its voting and non-voting common equity held by non-affiliates exceeded $75,000,000 as of a date within 60 days prior to the date of filing the Registration Statement. Specifically, on March 20, 2017, (a) the closing price of the Company’s common stock on the NASDAQ Global Market was $8.03 per share, and (b) the Company had 13,452,260 shares of common stock outstanding, of which (i) 10,140,561 shares were held by non-affiliates of the Company, and (ii) 3,311,699 shares were held by affiliates of the Company,

U.S. Securities and Exchange Commission

May 12, 2017

consisting of the Company’s directors, executive officers, and Lilly Ventures Fund I, LLC (“Lilly Ventures”). As such, the aggregate market value of the Company’s voting and non-voting common equity held by non-affiliates was $81,428,705 on March 20, 2017.

The term “affiliate” is defined in Rule 405 (“Rule 405”) under the Securities Act of 1933, as amended (the “Securities Act”), as a “person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with,” an issuer. The term “control” is defined in Rule 405 under the Securities Act as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Staff has consistently taken the position that the determination of “control” status is dependent in large part on the facts and circumstances involved and, therefore, has declined to state definitively what circumstances will result in a person being deemed to be in “control” of an issuer. While the Company recognizes that, as a rule of thumb, more than 10% ownership has become an informal benchmark at which control should be evaluated, such ownership, standing alone, is not dispositive.

The Company has determined that, other than its directors and executive officers, Lilly Ventures is the only “affiliate” of the Company, as that term is defined in Rule 405. Lilly Ventures is the largest stockholder of the Company, holding approximately 19.1% of the Company’s common stock, and Armen Shanafelt, a director of the Company, is the general partner of the management company of Lilly Ventures. As such, Lilly Ventures can be deemed to be an affiliate of the Company by virtue of its stock ownership as well as Dr. Shanafelt’s service on the Company’s board of directors as a representative of Lilly Ventures. To the Company’s knowledge, the only other stockholders owning 10% or more of the Company’s common stock are Novartis Bioventures Ltd., OrbiMed Private Investments V, LP and Jennison Global Healthcare Master Fund (each, an “Other 10% Holder” and collectively, the “Other 10% Holders”). However, the Company does not consider any of these Other 10% Holders to be an affiliate of the Company because of the passive nature of their investments:

•	None of the Other 10% Holders, directly or indirectly through intermediaries or otherwise, controls the Company.

•	None of the Other 10% Holders possesses the power, directly or indirectly, to designate or unilaterally elect directors of the Company, nor do their respective representatives serve as an officer or director of the Company.

•	None of the Other 10% Holders, nor any of their respective representatives, has the ability, by contract or otherwise, to affect the management or policies of the Company.

•	Each Other 10% Holder in its respective Schedule 13G certified that its shares of the Company’s common stock were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

•	Other factors that commonly indicate a controlling relationship also are absent — there are no familial, debtor-creditor or other business relationships between the Company or any of its directors or officers and any Other 10% Holder.

Accordingly, given the lack of any control relationship between any of the Other 10% Holders and the Company, the Company has concluded that none of the Other 10% Holders is an affiliate of the Company. We note, additionally, the recommendation of Commissioner Steven M.H. Wallman’s Advisory Committee on Capital Formation and Regulatory Processes that affiliates of a reporting issuer be limited to its chief executive officer, inside directors, 10% holders with rights to designate a director and 20% holders.

U.S. Securities and Exchange Commission

May 12, 2017

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7292.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

cc:	David G. Lowe, Aeglea BioTherapeutics, Inc.

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